AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 2002
                                                           REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.       EXACT NAME OF TRUST:

                   EQUITY FOCUS TRUSTS - SECTOR SERIES, 2002-A

B.       NAME OF DEPOSITOR:  SALOMON SMITH BARNEY INC.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        SALOMON SMITH BARNEY INC.
                        388 GREENWICH STREET
                        NEW YORK, NY 10013

D.       NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
             MICHAEL KOCHMANN              MICHAEL R. ROSELLA, ESQ.
             Salomon Smith Barney Inc.     Paul, Hastings, Janofsky & Walker LLP
             388 Greenwich Street          399 Park Avenue
             New York, New York  10013     New York, New York  10022
                                           (212) 318-6000

E.       TITLE OF SECURITIES BEING REGISTERED:
               An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
               As soon as practicable after the effective date of the registration statement.

================================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


884017.1

                   SUBJECT TO COMPLETION, DATED APRIL 16, 2002



================================================================================

EQUITY FOCUS TRUSTS - SECTOR SERIES, 2002-A

================================================================================

         The final prospectus for a prior series of Equity Focus Trusts - Sector Series is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - Sector Series, 2002-A. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

     The Trust consists of up to six separate unit investment trusts designated as the Energy Portfolio, the Financials Portfolio, the Healthcare Portfolio, the REIT Portfolio, the Technology & Telecommunications Portfolio and the Utilities Portfolio.

================================================================================

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



884017.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

         A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

----------------------------------------------------------------------------------------------------
                                                                                    SEC FILE OR
                                                                                IDENTIFICATION NO.
----------------------------------------------------------------------------------------------------
I.       Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
         Form S-6 under the Securities Act of 1933:

         Salomon Smith Barney Inc.                                                2-67446
----------------------------------------------------------------------------------------------------
II.      Information as to Officers and Directors of the
         Depositor filed pursuant to Schedules A and D of Form BD under Rules
         15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

         Salomon Smith Barney Inc.                                                8-12324
----------------------------------------------------------------------------------------------------
III.     Charter documents of the Depositor filed as
         Exhibits to the Registration Statement on Form S-6
         under the Securities Act of 1933 (Charter, By-
         Laws):

         Salomon Smith Barney Inc.                                                33-65332, 33-36037
----------------------------------------------------------------------------------------------------


       B.    The Internal Revenue Service Employer Identification Numbers of the
  Sponsor and Trustee are as follows:
----------------------------------------------------------------------------------------------------
         Salomon Smith Barney Inc.                                                  13-1912900
         The Bank of New York                                                       13-5160382
----------------------------------------------------------------------------------------------------


Supplemented final prospectuses from the following Series (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series:

                  Equity Focus Trusts - Sector Series, 2001-A
                  (Reg. No. 333-59080); and

                  Equity Focus Trusts - Sector Series, 2001-B
                  (Reg. No. 333-71478).



                                      II-1
884017.1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
         The Prospectus.
         The undertaking to file reports.
         The signatures.
         Additional Information not included in the Prospectus (Part II). The undertaking to file reports. The signatures.
         Written Consents as of the following persons:
                  KPMG LLP (included in Exhibit 5.1)
                  Paul, Hastings, Janofsky & Walker LLP (included in
                  Exhibit 3.1)


The following exhibits:

         1.1.1  --    Form of Reference Trust Indenture (incorporated by
                      reference to Exhibit 1.1.1 to the Registration Statement of Equity Focus Trusts - Global Research Selections,
                      Series 2000-A, 1933 Act File No. 333-31514).

         2.1    --    Form of Standard Terms and Conditions of Trust
                      (incorporated by reference to Exhibit 2.1 to the Registration Statement of Equity Focus Trusts - Global
                      Research Selections, Series 2000-A, 1933 Act File No.
                      333-31514).

         *3.1   --    Opinion of counsel as to the legality of the securities
                      being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

         *5.1   --    Consent of KPMG LLP to the use of their name under the
                      heading "Miscellaneous - Auditors" in the Prospectus.



--------

*    To be filed with Amendment to Registration Statement.


                                      II-2
884017.1

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 16TH DAY OF APRIL, 2002

                         Signatures appear on page II-4.

         A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.



                                      II-3



884017.1

SALOMON SMITH BARNEY UNIT TRUSTS
        (Registrant)
SALOMON SMITH BARNEY INC.
        (Depositor)

                                                By:   /s/ KEVIN KOPCZYNSKI
                                                      ----------------------
                                                      KEVIN KOPCZYNSKI
                                                      (Authorized Signatory)

        By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:

        Name                      Title
        ----                      -----

        DERYCK C. MAUGHAN         Director
        MICHAEL A. CARPENTER      Chief Executive Officer, Chairman and Director
        MICHAEL J. DAY            Comptroller


                                                By:   /s/ KEVIN KOPCZYNSKI
                                                      ----------------------
                                                      KEVIN KOPCZYNSKI
                                                      (Attorney-in-Fact for the
                                                      persons listed above)



--------------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-66875 and 333-83588.